SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2009

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Press Release

GOL Expands Sales Channels by
Opening New Stores Internationally

São Paulo, May 21, 2009 – GOL, Latin America’s largest low-cost airline, is expanding its sales channels by opening brick-and-mortar stores in all international cities served by the Company. The outlets will function as points of sale and as an additional customer service channel, where customers can purchase tickets and obtain information on products and services, flight times, destinations, prices, etc.

“Thanks to these new stores, we are able to offer our customers more personalized service, meeting the local needs of each country or region. We understand that we serve different communities with very distinct expectations and are committed to providing the best possible service”, said Tarcísio Gargioni, GOL’s vice president – marketing and services. “For the Company, this is also an important new channel for generating revenue.”

The first outlet opened today in Asuncion, the capital of Paraguay, in the Paseo Carmelitas, a bustling shopping and entertainment complex on Avenida España, one of the most prestigious addresses in the city. In the next few months, GOL will also open stores in Buenos Aires, Córdoba and Rosário (Argentina), Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Lima (Peru) and Montevideo (Uruguay), as well as Cochabamba and La Paz (Bolivia). In Bogotá (Colombia) and Caracas (Venezuela), destinations currently served by the VARIG brand, existing stores will be reorganized and moved to more convenient locations to ensure better customer service.

Additionally, the Company will expand its sales structure in each destination. In certain markets it will install outsourced Sales Promotion Representatives (SPRs), who will work with GOL to facilitate ticket sales to final customers and travel agents – similar to the franchise model used by Gollog, GOL’s cargo division. The cost of opening and maintaining the outlets is the responsibility of the SPRs, who will operate under the Company’s Franchise Guidelines, which includes everything from brand application rules to employee training.

“The new representatives will strengthen GOL’s presence abroad and are part of our drive to internationalize our brands, adding value to the Company but also providing additional benefits for our customers. Our aim is to be the first and most convenient option for anyone traveling throughout South America”, added Gargioni.

CONTACT:	About GOL Linhas Aéreas Inteligentes S.A.

Investor Relations
GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), Brazil’s lowcost airline, offers around 800 daily flights to 49 destinations that connect all the important cities in razil and ten major destinations in South America. The Company operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable of its class, with high aircraft utilization and efficiency levels. The Company’s service is recognized as the best value proposition in the market.

Leonardo Pereira - CFO and IRO
Rodrigo Alves - IR Manager
Tel.: (11) 2128-4700
E-mail: ri@golnaweb.com.br
Website: www.voegol.com.br/ri

Corporate Communication
Tel.: (11) 2128-4413
This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

comcorp@golnaweb.com.br

Media Relations
FSB Comunicações (Brasil)
Erica Arruda
Tel.: (11) 2128-4420
erica.arruda@fsb.com.br

Edelman (USA and Europe):
M. Smith and N. Dean
Tel.: 1 (212) 704-8196 / 704-4484
meaghan.smith@edelman.com or
noelle.dean@edelman.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 21, 2009

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.